

Mail Stop 3030

February 7, 2017

Via E-mail
Richard G. Stifel
Chief Financial Officer
Mountain High Acquisitions Corp.
6501 E. Greenway Parkway, #103-412
Scottsdale, AZ   85254

> **Re: Mountain High Acquisitions Corp.**
> **Form 10-K for the Fiscal Year Ended March 31, 2016**
> **Filed July 14, 2016**
> **File No. 333-175825**

Dear Mr. Stifel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2016

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 2

1.   We note that the report of your independent registered public accounting firm is not dated and does not include the city and state where issued as required by Rules 2-02(a)(1) and (3) of Regulation S-X, respectively. Please amend the filing to have your auditor revise its report to include the date of its opinion and the city and state where issued.

2.   We note that your auditors indicate that they audited your balance sheets as of March 31, 2016 and 2015 and related statements of operations, stockholders' equity (deficit) and cash flows for the "year" then ended. Please amend the filing to include an audit report that correctly indicates that your auditors audited and opined on the related statements of

operations, stockholders' equity (deficit) and cash flows for the "years" then ended. Please refer to Rule 8-02 of Regulation S-X which requires you to provide two years of audited financial statements in this filing. See also PCAOB Auditing Standard 3101.08.

Consolidated Statement of Operations, page 4

3.   In the amended filing, please present the basic and diluted per-share amounts for your discontinued operations in accordance with FASB ASC 260-10-45-3. This information may be presented here on the face of your Consolidated Statements of Operations or in a note to the financial statements.

Note 1 – Organization and Basis of Presentation, page 7

4.   We note your disclosures related to the acquisition of Greenlife on May 22, 2015. Please tell us how you accounted for this transaction under ASC 805-10. In the amended 10-K, include a note to disclose the information required by ASC 805-10-50, including a table that clearly shows the value assigned to any assets you acquired – e.g., inventory – in the transaction. Tell us the years during which Greenlife had operations prior to the acquisition.

5.   We note that you did not file audited financial statements of Greenlife or provide pro forma financial information relating to the acquisition. Please tell us why you have not provided the information required by Rule 8-04 and 8-05 of Regulation S-X for this business acquisition.

Item 9A. Controls and Procedures, page 20

6.   We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment as required by Item 308(a)(2) of Regulation S-K. In the amended filing, please revise the report to identify the COSO framework used by your management - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Tara Harkins, Senior Accountant, at (202) 551-3639 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery